SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(Amendment No. 5)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Springhill Lake Investors Limited Partnership

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
AIMCO/Springhill Lake Investors GP, LLC
Springhill Lake Investors Limited Partnership

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$15,403,581	$472.89

*	For purposes of calculating the fee only. This amount assumes the purchase of 126.35 units of limited partnership interest of the subject partnership for $121,912 per unit. Based on the current fee rate of $30.70 per million, the fee is $472.89.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $472.89	Filing Party: AIMCO Properties, L.P.
Form or Registration No.: Schedule TO/13E-3	Date Filed: March 12, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☑ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 5 TO SCHEDULE TO
     This Amendment No. 5 amends and restates the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on March 12, 2007 (the “Schedule TO”). This Amendment No. 5 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), to purchase units of limited partnership interest (“Units”) of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the “Partnership”), at a price of $121,912 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated July 6, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. The information in Exhibits (a)(9) and (a)(10) are incorporated by reference in response to Items 1-11 of this Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The information set forth under “The Offer – Section 7. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     (b) This Schedule TO relates to the units of limited partnership interest of Springhill Lake Investors Limited Partnership, of which 649 units were issued and outstanding as of June 30, 2007.
     (c) Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation (“Aimco”), Aimco OP, AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), AIMCO/Springhill Lake Investors GP, LLC, a Delaware limited liability company (“Springhill Lake GP”), and the Partnership. Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. Springhill Lake GP is the managing general partner of the Partnership and is a wholly owned subsidiary of Aimco. The principal business of Aimco, Aimco-GP, and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of Springhill Lake GP is managing the affairs of the Partnership. The business address of Aimco, Aimco-GP and Aimco OP is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of Springhill Lake GP and of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     The information set forth under “The Offer – Section 6. Information Concerning Us and Certain of Our Affiliates” and Annex I of the Offer to Purchase is incorporated herein by reference.
     During the last five years, none of Aimco, Aimco-GP, Aimco OP or Springhill Lake GP, the Partnership nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.
     (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a) and (b) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer, “ “ – Valuation of Units; Prior Tender Offers and Private Purchases,” and “– Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1)-(7) The information set forth under “ Special Factors – Purpose, Alternatives and Reasons for the Offer,” “ – Effects of the Offer,” and “– Future Plans and Proposals” in the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b) and (d) The information set forth under “The Offer – Section 9. Source of Funds” and “The Offer – Section 13. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth under “The Offer – Section 7. Certain Information Concerning Your Partnership; Ownership and Voting” in the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) The financial statements included in Aimco OP’s Annual Report on Form 10-K for the year ended December 31, 2006, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the Securities and Exchange Commission’s (the “Commission”) public reference room in Washington, D.C., located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. A copy of the report can be also obtained from the Commission’s web site at www.sec.gov.
     (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) The information set forth under “The Offer – Section 12. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.
     (a)(1) Offer to Purchase dated March 12, 2007.*
     (a)(2) Letter of Transmittal and related Instructions.*
     (a)(3) Letter from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*
     (a)(4) Press Release, dated April 5, 2007.*

(a)(5)	Letter, dated April 5, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(6)	Letter, dated May 7, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(7)	Amended and Restated Offer to Purchase, dated June 4, 2007.*

(a)(8)	Letter, dated April 15, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(9)	Amended and Restated Offer to Purchase, dated July 6, 2007.

(a)(10)	Amended and Restated Letter of Transmittal, dated July 6, 2007.

(a)(11)	Letter, dated July 6, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.

(b)(1)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)	First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)	Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(c)(1)	Appraisal of Springhill Lake Apartments, effective April 20, 2004, prepared by Integra Realty Resources – Washington DC.*

(d)	Not applicable.

(g)	None.

(h)	None.

*	Previously filed.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION.
     (d) The information set forth under “The Offer – Section 7. Certain Information Concerning Your Partnership; Distributions” in the Offer to Purchase is incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth under “Special Factors – Valuation of Units; Prior Tender Offers and Private Purchases” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION.
     (c) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (d)-(e) The information set forth under “The Offer – Section 10. Dissenters’ Rights” in the Offer to Purchase is incorporated herein by reference.
     (f) Not applicable.
     SCHEDULE 13E-3, ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (c) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.
     SCHEDULE 13E-3, ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) The information set forth under “Special Factors – Future Plans and Proposals” in the Offer to Purchase is incorporated herein by reference.
     (c)(8) The information set forth under “Special Factors – Effects of the Offer” in the Offer to Purchase is incorporated herein by reference
     SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
     (a) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer; Alternatives Considered by Your General Partner” and “– Alternative Transactions Considered by Us” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under “Special Factors – Purpose, Alternatives and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth under “Special Factors – Effects of the Offer,” and “– Material Federal Income Tax Matters” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a)-(f) The information set forth under “Special Factors – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
     (a) The information set forth under “Special Factors – Summary of 2004 Independent Appraisal” and “– Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under “Special Factors – Summary of 2004 Independent Appraisal” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under “Special Factors – Summary of 2004 Independent Appraisal” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (c) The information set forth under “The Offer – Section 13. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d)-(e) The information set forth under “Special Factors – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 13. FINANCIAL STATEMENTS.
     The information set forth under “The Offer – Section 7. Certain Information Concerning Your Partnership” in the Offer to Purchase and Item 7 of Part II of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Item 1 of Part I of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 are incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (b) Not applicable.
     SCHEDULE 13E-3, ITEM 15. ADDITIONAL INFORMATION.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
     SCHEDULE 13E-3, ITEM 16. EXHIBITS.
     (f) Not applicable.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2007

AIMCO PROPERTIES, L.P.

By:		AIMCO-GP, INC.
Its General Partner

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO-GP, INC.

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO/SPRINGHILL LAKE INVESTORS GP, LLC

By:		AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP

By:	AIMCO/SPRINGHILL LAKE INVESTORS GP, LLC

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(9)	Amended and Restated Offer to Purchase, dated July 6, 2007.
(a)(10)	Amended and Restated Letter of Transmittal, dated July 6, 2007.
(a)(11)	Letter, dated July 6, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.